Condensed Consolidated Interim Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2012 and 2011

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$101,384	$75,434
Investments	4	30,226	34,099
Accounts receivable	5	4,249	7,392
Inventories	6	32,517	34,195
Prepaid expenses		4,908	3,773
Total current assets		173,284	154,893
Non-current deposits		784	600
Mineral property, plant and equipment	8	99,093	93,528
Total assets		$273,161	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$8,434	$9,084
Income taxes payable		6,310	3,482
Total current liabilities		14,744	12,566

Provision for reclamation and rehabilitation		2,734	2,729
Deferred income tax liability		21,429	20,806
Derivative liabilities	10	9,836	13,130
Total liabilities		48,743	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 87,773,861 shares (Dec 31, 2011 - 87,378,748 shares)		263,190	259,396
Contributed surplus		9,553	8,819
Accumulated comprehensive income (loss)		(1,386)	(1,700)
Deficit		(46,939)	(66,725)
Total shareholders' equity		224,418	199,790
Total liabilities and shareholders' equity		$273,161	$249,021

Subsequent Events	15

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2012	2011

Revenue		$49,046	$35,352

Cost of sales:
Direct production costs		16,611	10,359
Royalties		461	445
Stock-based compensation		59	35
Amortization and depletion		8,496	3,943
	14	25,627	14,782

Mine operating earnings		23,419	20,570

Expenses:
Exploration	11	1,812	1,133
General and administrative	12	2,737	2,245
		4,549	3,378

Operating earnings		18,870	17,192

Mark-to-market loss/(gain) on derivative liabilities	10	(143)	13,965
Finance costs		5	12

Other income (expense):
Foreign exchange		4,630	1,687
Investment and other income		1,529	236
		6,159	1,923

Earnings before income taxes		25,167	5,138
Income tax expense		5,392	4,653

Net earnings for the period		19,775	485

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	4	313	388

Comprehensive income (loss) for the period		20,088	873

Basic earnings (loss) per share based on net earnings		$0.23	$0.01
Diluted earnings (loss) per share based on net earnings	9 (d)	$0.22	$0.01

Basic weighted average number of shares outstanding		87,728,391	81,251,910
Diluted weighted average number of shares outstanding	9 (d)	90,926,807	83,491,553

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
December 31, 2010		80,720,420	$205,862	$7,793	$1,444	$(85,508)	$129,591

Exercise of options	9 (b)	1,092,000	4,756	(1,636)			3,120
Exercise of warrants	9 (c), 10	554,351	3,601	(206)			3,395
Issued through stock bonus plan		(1,000)	(7)				(7)
Cancelled escrow shares	9 (a)	(93,750)					-
Share appreciation rights	9 (b)	23,110	146	(146)			-
Stock based compensation	9 (b)			350			350
Unrealized gain (loss) on available for sale assets	4				388		388
Earnings for the period						485	485
March 31, 2011		82,295,131	$214,358	$6,155	$1,832	$(85,023)	$137,322

Exercise of options	9 (b)	833,000	4,146	(1,430)			2,716
Exercise of warrants	9 (c), 10	4,079,547	40,508	(8)			40,500
Issued through stock bonus plan		4,600	46				46
Share appreciation rights	9 (b)	166,470	338	(338)			-
Stock based compensation	9 (b)			4,468			4,468
Unrealized gain (loss) on available for sale assets	4				(4,074)		(4,074)
Realized gain (loss) on available for sale assets	4				542		542
Expiry and forfeiture of options				(28)		28	-
Earnings for the period						18,270	18,270
December 31, 2011		87,378,748	259,396	8,819	(1,700)	(66,725)	199,790

Exercise of options	9 (b)	2,200	12	(4)			8
Exercise of warrants	9 (c), 10	392,913	3,782	(29)			3,753
Stock based compensation	9 (b)			778			778
Unrealized gain (loss) on available for sale assets	4				362		362
Realized gain (loss) on available for sale assets	4				(48)		(48)
Expiry and forfeiture of options				(11)		11	-
Earnings for the period						19,775	19,775
March 31, 2012		87,773,861	$263,190	$9,553	$(1,386)	$(46,939)	$224,418

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended
		March 31,	March 31,
	Notes	2012	2011

Operating activities
Net earnings for the period		$19,775	$485
Items not affecting cash:
Stock-based compensation	9 (b)	778	343
Depreciation and depletion		8,541	3,981
Deferred income tax provision		623	1,322
Unrealized foreign exchange loss (gain)		(2,730)	(1,120)
Mark to market loss (gain) on derivative liability	10	(143)	13,965
Finance costs		5	8
Gain on marketable securities		(483)	-
Net changes in non-cash working capital	13	2,394	(4,344)
Cash from operating activities		28,760	14,640

Investing activites
Property, plant and equipment expenditures	8	(9,349)	(7,364)
Investment in short term investments		(27,242)	(17,222)
Proceeds from sale of short term investments		31,912	3,593
Investment in long term deposits		(184)	-
Cash used in investing activities		(4,863)	(20,993)

Financing activities
Common shares issued on exercise of options and warrants	9 (b)(c)	610	4,644
Share issuance costs		-	(9)
Cash from financing activites		610	4,635

Effect of exchange rate change on cash and cash equivalents		1,443	1,554
Increase (decrease) in cash and cash equivalents		24,507	(1,718)
Cash and cash equivalents, beginning of period		75,434	68,037
Cash and cash equivalents, end of period		$101,384	$67,873

Supplementary cash flow information	13

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation and in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on May 2, 2012.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its wholly owned subsidiaries Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V. and Minera Plata Carina Spa. All significant intercompany transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	INVESTMENTS

	March 31	December 31
	2012	2011
Money market investments	$14,079	$16,473

Notes receivable:
Carrying value	2,133	2,133
Unrealized gain (loss)	1,483	1,074
Unrealized foreign exchange gain (loss)	348	275
	3,964	3,482

Investment in marketable securities, at cost	15,380	17,173
Unrealized gain (loss) on marketable securities	(3,417)	(2,960)
Unrealized foreign exchange gain (loss)	220	(69)
	12,183	14,144

	$30,226	$34,099

The money market investments are designated as held for trading, are classified as Level 1 in the fair value hierarchy and have original maturities greater than 90 days and maturities less than one year.

At March 31, 2012 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

				March 31, 2012	Dec 31, 2011
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,538	$2,242
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	810	675
MAV II Class B	July 15, 2056	BA - 0.5%	198	126	104
MAV II Class C	July 15, 2056	BA + 20.0%	140	54	47
IA Tracking Class 15		BA - 0.5%	464	436	414
			$5,114	$3,964	$3,482

The Company has classified the Notes as Level 1 in the fair value hierarchy and as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be impairments, in which case the declines will be charged to operations. During 2007 and 2008, prior to an active market being established and the restructuring of the ABCP, the Company recorded a total impairment charge to operations of $2,700.

The marketable securities are classified as Level 1 in the fair value hierarchy and as available for sale. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2012	2011

IVA receivables		$3,645	$5,693
Income tax receivables		264	1,489
Due from related parties	7	79	55
Other receivables		261	155
		$4,249	$7,392

6.	INVENTORIES

	March 31	December 31
	2012	2011

Warehouse inventory	$6,905	$5,336
Stockpile inventory (1)	8,147	10,078
Finished Goods inventory (2)	16,997	18,466
Work in process inventory	468	315
	$32,517	$34,195

(1)	The Company has stockpiled 104,000 tonnes of mined ore as of March 31, 2012 (December 31, 2011 – 130,000 tonnes).
(2)

The Company held 941,875 silver ounces and 4,156 gold ounces as of March 31, 2012 (December 31, 2011 – 980,109 and 5,407, respectively). These ounces are carried at cost, however as at March 31, 2012, the quoted market value of the silver is $30,545 (December 31, 2011 - $27,619) and the quoted market value of the gold is $6,911 (December 31, 2011 - $8,278)

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies, with directors and management in common and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $79 net receivable related to administration costs and other items outstanding as of March 31, 2012 (December 31, 2011 – $55).

One of the companies that the Company shares administrative services and office space with has been unable to meet its obligations. The Company has provided an allowance totaling $181.

The Company was charged $102 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (March 31, 2011 - $49) . The Company has a $64 payable related to legal costs outstanding as of March 31, 2012 (December 31, 2011 - $4).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2010	$68,357	$24,583	$15,278	$2,175	$2,414	$112,807
Additions	22,008	12,848	11,356	637	1,205	48,054
Disposals	-	-	-	-	(59)	(59)

Balance at December 31, 2011	90,365	37,431	26,634	2,812	3,560	160,802

Additions	6,212	709	1,875	162	423	9,381
Disposals	-	-	-	-	(31)	(31)

Balance at March 31, 2012	$96,577	$38,140	$28,509	$2,974	$3,952	$170,152

Accumulated amortization
Balance at December 31, 2010	$29,728	$6,582	$3,347	$539	$1,370	$41,566
Amortization	21,160	2,050	1,830	212	499	25,751
Disposals	-	-	-	-	(43)	(43)

Balance at December 31, 2011	50,888	8,632	5,177	751	1,826	67,274
Amortization	2,388	587	616	62	150	3,803
Disposals	-	-	-	-	(18)	(18)

Balance at March 31, 2012	$53,276	$9,219	$5,793	$813	$1,958	$71,059

Net book value
At December 31, 2011	$39,477	$28,799	$21,457	$2,061	$1,734	$93,528
At March 31, 2012	$43,301	$28,921	$22,716	$2,161	$1,994	$99,093

As of March 31, 2012, the Company had $742 committed to capital equipment purchases for 2012.

9.	SHARE CAPITAL

	(a)	During 2011, 93,750 common shares, which were held in escrow as of December 31, 2010 were cancelled.

	(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Year Ended		Year Ended
	March 31, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	3,697,000	$5.07	4,665,000	$3.17
Granted	-	-	1,330,000	$8.22
Exercised (1)	(2,200)	$3.67	(2,205,000)	$3.02
Cancelled	(12,000)	$3.67	(93,000)	$3.56
Outstanding, end of period	3,682,800	$5.08	3,697,000	$5.07

Options exercisable at period-end	2,560,200	$4.26	2,547,400	$4.25

(1) There were no options that were cancelled in exchange for share appreciation rights in the period ended March 31, 2012 (March 31, 2011 – 60,000 options priced with a weighted average price of CAN $4.12 were cancelled in exchange for 23,011 share appreciation rights).

The following tables summarize information about stock options outstanding at March 31, 2012:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar. 31, 2012	(Number of Years)	Prices	Mar. 31, 2012	Prices

$1.00 - $1.99	300,000	2.2	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	5.2	$2.01	40,000	$2.01
$3.00 - $3.99	1,984,000	2.9	$3.53	1,687,400	$3.50
$4.00 - $4.99	10,000	3.5	$4.57	2,000	$4.57
$5.00 - $5.99	30,000	3.6	$5.69	10,000	$5.69
$8.00 - $8.99	1,293,800	4.2	$8.19	510,800	$8.19
$9.00 - $9.99	25,000	4.5	$9.77	10,000	$9.77
	3,682,800	3.4	$5.08	2,560,200	$4.26

During the period ended March 31, 2012, the Company recognized stock-based compensation expense of $778 (March 31, 2011 - $350) based on the fair value of the vested portion of options granted in prior periods.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	March 31, 2012
CAN $
$1.90	February 25, 2014	532,500	-	-	-	532,500
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	362,142	-	(39,935)	-	322,207
$2.05	February 26, 2014	1,143,936	-	(374,734)	-	769,202
		2,063,870		- (414,669)	-	1,649,201

The warrants with an expiry date of February 26, 2014, consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures, are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended March 31, 2012, 117,039 warrants (March 31, 2011 – 152,631) were elected by the holder to be exercised “cashless” resulting in 95,283 (March 31, 2011 – 113,515) shares being issued.

(d)	Diluted Earnings per Share

		Three Months ended
		March 31	March 31
	Note	2012	2011
Basic and diluted earnings (loss)		$19,775	$485
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	(143)	-
Diluted earnings		$19,632	$485

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability		-	13,965
Adjusted earnings		$19,632	$14,450

Basic weighted average number of shares outstanding		87,728,391	81,251,910
Effect of dilutive securities:
Stock options		1,864,634	1,946,907
Share purchase warrants		284,242	292,736
Share purchase warrants with embedded derivative liabilities		1,049,540	-
Diluted weighted average number of share outstanding		90,926,807	83,491,553

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		-	3,601,307
Adjusted diluted weighted average number of share outstanding		90,926,807	87,092,860

Diluted earnings (loss) per share		$0.22	$0.01
Adjusted diluted earnings per share		$0.22	$0.17

The effect of the outstanding share purchase warrants with embedded derivatives is anti-dilutive for the three months ended March 31, 2011.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at March 31, 2012 will expire in 2014.

Balance at December 31, 2010	$29,349

Exercise of financial liability	(1,879)
Mark to market loss (gain)	13,965
Balance at March 31, 2011	41,435

Exercise of financial liability	(27,998)
Mark to market loss (gain)	(307)
Balance at December 31, 2011	13,130

Exercise of financial liability	(3,151)
Mark to market loss (gain)	(143)
Balance at March 31, 2012	$9,836

Assumptions used for Black-scholes estimate of warrant derivative liability
	Period Ended	Year Ended
	Mar 31, 2012	Dec 31, 2011
Outstanding warrants	1,301,702	1,676,436
Weighted average fair value of warrants at period end	$7.56	$7.83
Risk-free interest rate	1.19%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	61%	62%
Expected warrant life in years	1.9	2.2

11.	EXPLORATION

	Three months ended
	March 31	March 31
	2012	2011

Depreciation and depletion	$28	$22
Stock based compensation	61	40
Salaries, wages and benefits	420	361
Direct costs	1,303	710
	$1,812	$1,133

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	GENERAL AND ADMINISTRATIVE

	Three months ended
	March 31	March 31
	2012	2011

Depreciation and depletion	$17	$16
Stock based compensation	658	269
Salaries, wages and benefits	1,006	1,108
Direct costs	1,056	852
	$2,737	$2,245

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	March 31	March 31
	2012	2011

Net changes in non-cash working capital
Accounts receivable	$3,166	$(3,351)
Inventories	(1,792)	(1,421)
Prepaid expenses	(1,134)	(1,695)
Due from related parties	(24)	(35)
Accounts payable and accrued liabilities	(650)	(1,171)
Income taxes provision	2,828	3,329
	$2,394	$(4,344)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$4	$1,636
Fair value of shares issued under the share appreciation rights plan	$-	$146
Fair value of exercised agent warrants allocated to share capital	$29	$-

Other cash disbursements:
Income taxes paid	$1,941	$421

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executive (the chief operating decision makers) in assessing performance. The Company has two operating mining segments, Guanacevi and Guanajuato, which are both located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	March 31, 2012
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$71,897	$236	$29,120	$131	$101,384
Investments	30,226	-	-	-	30,226
Accounts receivables	417	34	2,805	993	4,249
Inventories	-	-	22,480	10,037	32,517
Prepaid expenses	1,311	215	1,874	1,508	4,908
Long term deposits	-	57	590	137	784
Mineral property, plant and equipment	141	1,348	68,368	29,236	99,093
Total assets	$103,992	$1,890	$125,237	$42,042	$273,161

		Three Months Ended March 31, 2012
Silver revenue	$-	$-	$24,456	$11,954	$36,410
Gold revenue	-	-	3,033	9,603	12,636
Total revenue	$-	$-	$27,489	$21,557	$49,046

Salaries, wages and benefits:
mining	$-	$-	$1,597	$1,303	$2,900
processing	-	-	503	291	794
administrative	-	-	784	636	1,420
stock based compensation	-	-	25	34	59
change in finished goods and work in process inventory	-	-	(540)	(287)	(827)
Total salaries, wages and benefits	-	-	2,369	1,977	4,346

Direct costs:
mining	-	-	4,556	1,712	6,268
processing	-	-	2,708	2,063	4,771
administrative	-	-	761	655	1,416
change in finished goods and work in process inventory	-	-	456	(587)	(131)
Total direct production costs	-	-	8,481	3,843	12,324

Depreciation and depletion:
depreciation and depletion	-	-	3,714	2,508	6,222
change in finished goods and work in process inventory	-	-	(75)	2,349	2,274
Total depreciation and depletion	-	-	3,639	4,857	8,496

Royalties	-	-	461	-	461

Total cost of sales	$-	$-	$14,950	$10,677	$25,627

Earnings (loss) before taxes	$3,560	$(1,812)	$12,539	$10,880	$25,167

Income tax expense	502	-	3,099	1,791	5,392
Earnings (loss) after taxes	$3,058	$(1,812)	$9,440	$9,089	$19,775

The Exploration Segment included $77 for the three months ended March 31, 2012 (2011 - $93) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	December 31, 2011
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$63,183	$251	$11,382	$618	$75,434
Investments	34,099	-	-	-	34,099
Accounts receivables	176	22	5,586	1,608	7,392
Inventories	-	-	21,990	12,205	34,195
Prepaid expenses	1,632	208	1,612	321	3,773
Long term deposits	-	57	406	137	600
Mineral property, plant and equipment	153	1,140	66,362	25,873	93,528
Total assets	$99,243	$1,678	$107,338	$40,762	$249,021

	Three Months Ended March 31, 2011
Silver revenue	$-	$-	$21,714	$7,367	$29,081
Gold revenue	-	-	2,314	3,957	6,271
Total revenue	$-	$-	$24,028	$11,324	$35,352

Salaries, wages and benefits:
mining	$-	$-	$1,073	$663	$1,736
processing	-	-	474	163	637
administrative	-	-	597	467	1,064
stock based compensation	-	-	7	28	35
change in finished goods and work in process inventory	-	-	(91)	(235)	(326)
Total salaries, wages and benefits	-	-	2,060	1,086	3,146

Direct costs:
mining	-	-	3,142	623	3,765
processing	-	-	2,057	714	2,771
administrative	-	-	482	478	960
change in finished goods and work in process inventory	-	-	(146)	(102)	(248)
Total direct production costs	-	-	5,535	1,713	7,248

Depreciation and depletion:
depreciation and depletion	-	-	2,376	1,720	4,096
change in finished goods and work in process inventory	-	-	(70)	(83)	(153)
Total depreciation and depletion	-	-	2,306	1,637	3,943

Royalties	-	-	445	-	445

Total cost of sales	$-	$-	$10,346	$4,436	$14,782

Earnings (loss) before taxes	$(14,505)	$(927)	$13,682	$6,888	$5,138

Income tax expense	-	-	2,436	2,217	4,653
Earnings (loss) after taxes	$(14,505)	$(927)	$11,246	$4,671	$485

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	SUBSEQUENT EVENT

On April 14, 2012, the Company and AuRico Gold entered into a definitive agreement whereby Endeavour will acquire 100% interests in AuRico Gold's operating El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico, for total consideration of up to $250 million.

On Closing, Endeavour will pay AuRico Gold $200 million, comprised of, at Endeavour's election, up to $100 million of the purchase price in Endeavour common shares and the balance in cash. Post-Closing, AuRico Gold will be entitled to receive up to an additional $50,000 million in cash payments from Endeavour upon the occurrence of certain events as follows:

	a.	$20 million if at any time during the 3 years following the Closing Date the Company renews or extends the Las Torres lease after the current lease expires.

b.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $1,900 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

c.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $2,000 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

d.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $2,100 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour's operating Guanajuato silver-gold mine in the northwest part of the Guanajuato district.

Guadalupe y Calvo is an advanced silver-gold exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. AuRico Gold recently announced an updated resource estimate and preliminary economic assessment envisioning a combined open pit and underground silver-gold mining operation at Guadalupe y Calvo.

Closing of the transaction is subject to customary closing conditions including receipt of regulatory approvals.

The transaction is subject to a standard review by the competition and anti-trust commission of Mexico, with Closing anticipated within 45 business days.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE		Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877- 685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS		Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS		Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Bernard Poznanski - Secretary

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 17 -